[Letterhead of Haynes and Boone, LLP]

August 11, 2005

Via Facsimile (202) 772-9210

Ms. Rebekah Toton

Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 4561

Washington, DC  20549

Re:

Validian Corporation

Post-Effective Amendment No. 1 to Form SB-2

Filed July 8, 2005, File No. 333-114289

Post-Effective Amendment No. 1 to Form SB-2

Filed July 8, 2205, File No. 333-114303

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Form 10-QSB for the Quarter Ended March 31, 2005

File No. 0-28423

Dear Ms. Toton:

Please find attached on behalf of Validian Corporation (the “Company”), as supplemental filing material, the proposed changed pages to (1) the draft Amendment No. 2 to the Company’s Annual Report on Form 10-KSB (“Form 10-KSB/A”), (2) the draft Amendment No. 1 to the Company’s Quarterly Report on Form 10-QSB (“Form 10-QSB/A”) and (3) the draft Post-Effective Amendments No. 2 to the Registration Statements on Form SB-2 (the “Registration Statements”).  It is our intention to formally file the Form 10-KSB/A, Form 10-QSB/A and the Registration Statements via EDGAR once we have cleared all Staff comments thereto.

The changed pages to the draft Form 10-KSB/A, Form 10-QSB/A and the Registration Statements reflect revisions made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated August 8, 2005.  In addition, we have updated the risk factor on penny stocks pursuant to the new penny stock rules and we have updated certain other items, including adding more recent stock price information.  The Form 10-KSB/A, Form 10-QSB/A and the Registration Statements have each been marked to show changes to the form of each document as previously filed with the Commission (for the convenience of faxing, we have not included all pages of the Form 10-KSB/A and Form 10-QSB/A that represent deletions of material not being amended).  For your convenience, we have restated the Staff’s comments below, together with a response to each respective comment.  The page references are to the hand marked page numbers at the bottom of each changed page included in this facsimile.

Ms. Rebekah Toton

August 11, 2005

Post-Effective Amendment to Form SB-2 (File No. 333-114289)

General

l.

We note that you also filed a post-effective amendment to a registration statement on Form SB-2 (file no. 333-114303) relating to the resale of over 10 million shares of common stock.  Please revise this post-effective amendment to include a brief description of all concurrent public offerings in the prospectus and expand your front cover page to disclose the existence of any concurrent offerings and to indicate the number of shares covered by other registration statements.  This comment also applies to your post-effective amendment to Form SB-2 (file no. 333-114303).

Response:  We have revised the cover page of each of the Registration Statements in response to the Commission’s comment (see pages 21 and 31 of the marked pages).  We note also that the body of the prospectus included in Post-Effective Amendment No. 1 included a reference to the concurrent offering (see page 4 of the Registration Statements as previously filed).  Please let us know if the staff desires additional disclosure.

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Item 8A, Controls and Procedures, page 59

2.

We note the disclosure that your independent registered public accounting firm advised you of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness in connection with their audit of your consolidated financial statements.  We further note that your President and Chief Executive Officer and Chief Financial Officer and Treasurer concluded that your controls and procedures were not effective as of the end of the period due to these significant deficiencies, namely inadequate supervision and segregation of duties.  Please revise to disclose in greater detail the nature of the material weakness identified in your disclosure.  In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness, disclose when the material weakness first began, and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

Response:  We have revised the Form 10-KSB/A and Form 10-QSB/A in response to the Staff’s comment (see page 8 of the marked pages relating to the Form 10-KSB/A and page 17 of the marked pages relating to the Form 10-QSB/A).

3.

To the extent that the size and resources of your company will not enable you to address this material weakness and the ineffectiveness of your disclosure controls and procedures, you should expand your risk factor disclosure on page 18 to specifically address the risk to both your company and investors posed by this ongoing material weakness and ineffective disclosure controls and procedures.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005 and the risk disclosure in both your post-effective amendments.

Ms. Rebekah Toton

August 11, 2005

Response:  We have revised the Form 10-KSB/A, Form 10-QSB/A and Registration Statements in response to the Staff’s comment (see pages 6 and 8 of the marked pages relating to the Form 10-KSB/A, page 17 of the marked pages relating to the Form 10-QSB/A and pages 25-26 and 35-36 of the marked pages relating to the Registration Statements).

4.

Please revise to provide the disclosure required by Item 308(c) of Regulation S-B.  In this regard, disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  This comment also applies to the Item 3 disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

Response:  We have revised the Form 10-KSB/A and Form 10-QSB/A in response to the Staff’s comment (see page 13 of the Form 10-KSB/A and page 18 of the marked pages relating to the Form 10-QSB/A).

We will include the “Tandy letter” language in the Company’s acceleration request.  In addition, please confirm that the Company need not file Section 906 certifications with the Form 10-KSB/A and Form 10-QSB/A because they do not include financial statements.  The Company will file the Section 302 certifications with these documents.

We would appreciate your prompt review of the attached pages.  If you have any questions, please contact me at (214) 651-5330 or William L. Boeing at (972) 680-7553.

Very truly yours,

/s/ Jennifer Wisinski

Jennifer Wisinski

Of Counsel/Senior Attorney

Direct Phone Number:  214.651.5330

Direct Fax Number:  214.200.0768

jennifer.wisinski@haynesboone.com

cc:

Ron Benn

Laurie Mulvagh

William L. Boeing

Attachments:

Revisions to 10KSB, pages 1 - 14

Revisions to 10QSB, pages 15 - 19

Revisions to debenture SB-2/A, pages 20 - 29

Revisions to equity SB-2/A, pages 30 - 39

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB/A

AMENDMENT NO. ~~1~~2

[X] ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

[  ] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FROM                          TO

VALIDIAN CORPORATION

(Name of small business issuer in its charter)

NEVADA	000-28423	58-2541997
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification Number)

30 Metcalfe St., Suite 620, Ottawa, Ontario, Canada	K1P 5L4
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number:  613-230-7211

Securities registered under Section 12(b) of the Exchange Act:   none

Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $.001 per share

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES [X]  NO [   ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  [ X ]

State issuer’s revenues for its most recent fiscal year.  $

NIL

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average between the closing bid ($0.45) and asked ($0.45) price of the issuer’s Common Stock as of March 11, 2005, was $10,751,737, based upon the average between the closing bid and asked price ($0.45) multiplied by the 23,892,749 shares of the issuer’s Common Stock held by non-affiliates. (In computing this number, issuer has assumed all record holders of greater than 5% of the common equity and all directors and officers are affiliates of the issuer.)

The number of shares outstanding of each of the issuer’s classes of common equity as of March 11, 2005: 31,434,537.

DOCUMENTS INCORPORATED BY REFERENCE:  See Index to Exhibits, page 66.

Transitional Small Business Disclosure Format: Yes [   ]  No [ X ]

SEC 2337 (8-04)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Explanatory Note

~~This Form Amendment No. 1 on 10-KSB/A is being filed to correct typographical errors in the following line items in “Item 7.  Financial Statements”:  (1) prepaid expenses and total current assets for 2004 in the consolidated balance sheet; (2) Deferred financing costs transferred to additional paid in capital on conversion of 4% senior subordinated convertible debentures into common shares in the consolidated statements of changes in stockholders’ equity (deficiency) and comprehensive loss for 2004; and (3) non-cash interest expense for the period August 3, 1999 to December 31, 2004 and net cash provided by financing activities for 2004 in the consolidated statements of cash flows.  These typographical errors were also corrected in “Selected Financial Data” in “Item 6.  Management’s Discussion and Analysis or Plan of Operation.”~~

~~VALIDIAN CORPORATION~~

~~Form 10-KSB~~

~~December 31, 2004~~

~~Table of Contents~~

~~Page No.~~

~~Cautionary Notice Regarding Forward-Looking Statements~~

~~4~~

~~Part I~~

~~Item 1.~~

~~Description of Business.~~

~~5~~

~~Item 2.~~

~~Description of Properties.~~

~~19~~

~~Item 3.~~

~~Legal Proceedings.~~

~~19~~

~~Item 4.~~

~~Submission of Matters to a Vote of Security Holders.~~

~~19~~

~~Part II~~

~~Item 5.~~

~~Market for Common Equity and Related Stockholder Matters~~

~~21~~

~~Item 6.~~

~~Management's Discussion and Analysis or Plan of Operation.~~

~~23~~

~~Item 7.~~

~~Financial Statements.~~

~~29~~

~~Item 8.~~

~~Changes In and Disagreement With Accountants on Accounting and~~

~~Financial Disclosure.~~

~~59~~

~~Item 8A.~~

~~Controls and Procedures.~~

~~59~~

~~Item 8B.~~

~~Other Information~~

~~59~~

~~Part III~~

~~Item 9.~~

~~Directors, Executive Officers, Promoters and Control Persons: Compliance~~

~~with Section 16(a) of the Exchange Act.~~

~~60~~

~~Item 10.~~

~~Executive Compensation.~~

~~61~~

~~Item 11.~~

~~Security Ownership of Certain Beneficial Owners and Management~~

~~and Related Stockholder Matters~~

~~64~~

~~Item 12.~~

~~Certain Relationships and Related Transactions.~~

~~66~~

~~Item 13.~~

~~Exhibits.~~

~~67~~

~~Item 14~~

~~Principal Accountant Fees and Services.~~

~~67~~

~~Signatures~~

~~69~~

~~CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS~~

~~We caution readers that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements that we make in this report.  For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements.  This report contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms.  These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations with respect to many things.  Some of these things are:~~

~~*~~

~~trends affecting our financial condition or results of operations for our limited history;~~

~~*~~

~~our business and growth strategies;~~

~~*~~

~~our technology;~~

~~*~~

~~the Internet; and~~

~~*~~

~~our financing plans.~~

~~We caution readers that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties.  In fact, actual results most likely will differ materially from those projected in the forward-looking statements as a result of various factors.  Some factors that could adversely affect actual results and performance include:~~

~~*~~

~~our limited operating history;~~

~~*~~

~~our lack of sales to date;~~

~~*~~

~~our future requirements for additional capital funding;~~

~~*~~

~~the failure of our technology and products to perform as specified;~~

~~*~~

~~the discontinuance of growth in the use of the Internet;~~

~~*~~

~~the enactment of new adverse government regulations; and~~

~~*~~

~~the development of better technology and products by others.~~

~~The information contained in the following sections of this report identify important additional factors that could materially adversely affect actual results and performance:~~

~~*~~

~~"Part I. Item 1. Description of Business" especially the disclosures set out under the heading "Risk Factors"; and~~

~~*~~

~~"Part II. Item 6. Management's Discussion and Analysis or Plan of Operation"~~

~~You should carefully consider and evaluate all of these factors. In addition, we do not undertake to update forward-looking statements after we file this report with the SEC, even if new information, future events or other circumstances have made them incorrect or misleading.~~

This Amendment No. 2 to Form 10-KSB/A amends (1) Part I, Item 1—Description of Business and (2) Part II, Item 8A—Controls and Procedures of the Amendment No. 1 to the Annual Report on Form 10-KSB/A filed by Validian Corporation on April 22, 2005.

~~PART I~~

We do not intend to pay dividends in the near future.

Our board of directors determines whether to pay dividends on our issued and outstanding shares.  The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors.  Our board does not intend to declare any dividends on our shares for the foreseeable future.

Our common stock may be deemed to be a "penny stock."  As a result, trading of our shares may be subject to special requirements that could impede our shareholders' ability to resell their shares.

Our common stock ~~is~~may be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission ~~because it is selling at a price below five dollars per share.  In the future, if we are unable to list our common stock on NASDAQ or~~.  Penny stocks include stocks:

*

that are not traded on a national securities exchange~~, or the per share sale price is not at least $5.00, our common stock may continue to be deemed to be a "penny stock".  Penny stocks are stocks:*with a price of less than five dollars per share~~ that has been continuously registered since April 20, 1992 and has maintained quantitative initial and continued listing standards that are substantially similar to or stricter than the listing standards in place at January 8, 2004;

*

that are not traded on a ~~recognized~~ national ~~exchange;*~~

~~whose prices are not quoted on the NASDAQ~~securities exchange, a “junior tier” of an exchange or an automated quotation system sponsored by a registered national securities association that has established initial listing standards that meet or exceed specified criteria and maintains similar quantitative continued listing standards; or

*

of issuers with net tangible assets less than:

*

$2,000,000 if the issuer has been in continuous operation for at least three years; or

*

$5,000,000 if in continuous operation for less than three years, or

*

of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks not less than two business days before a transaction is effected and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.  Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker-dealer:

*

to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

*

to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

*

to provide, not less than two business days before a transaction is effected, the investor with a written statement setting forth the basis on which the broker-dealer made the determination in the second bullet above; and

*

to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them.

Our current executive officers, directors and major shareholders own a significant percentage of our voting stock. As a result, they exercise significant control over our business affairs and policy.

As of March 11, 2005, our current executive officers, directors and holders of 5% or more of our outstanding common stock together beneficially owned approximately 35% of the outstanding common stock if they exercised all of the options and warrants held by them.  These shareholders are able to significantly influence all matters requiring approval by shareholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these shareholders.

Our restated articles of incorporation contain provisions that could discourage an acquisition or change of control of our company.

Our restated articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval.  Provisions of our certificate of incorporation, such as the provision allowing our board of directors to issue preferred stock with rights more favorable than our common stock, could make it more difficult for a third party to acquire control of us, even if that change of control might benefit our stockholders.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud.  We periodically assess our system of internal controls to review their effectiveness and identify potential areas of improvement.  These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary.  Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention.  Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. A consequence of these and other inherent limitations of control systems is that there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.  If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information, and our image and operating results could be could be harmed, which could have a negative effect on the trading price of our common stock.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness.  ~~These consist of inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting and disclosure matters and failure to perform timely and effective reviews~~In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system:  (1) a lack of segregation of duties and a lack of formal procedures relating to all areas of financial reporting, (2) the failure to timely record on our books one conversion of our 4% convertible debentures, (3) the lack of preparation of certain back up schedules and (4) the failure to sufficiently review financial statements and disclosures in this report prior to delivering a draft to our independent registered public accounting firm for review.  Because of the size and resources of our company, we may not be able to remediate in the foreseeable future all of the deficiencies identified.  If we are unable to remediate the identified material weakness, there is a more than remote likelihood that a material misstatement to our SEC reports will not be prevented or detected, in which case investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to raise additional capital and could also have an adverse effect on our stock price.  See “Item 8A.  Controls and Procedures.”

~~17.~~

~~Subsequent events:~~

~~During January and February, 2005, holders of the 4% senior subordinated convertible debentures converted a total of $331,341 in principal and $19,692 in accrued interest, net of deferred financing costs of $148,659, into 999,384 common shares of the Corporation.  In connection with these conversions, the Corporation will record interest and financing costs of  $259,823, which represents the unamortized discount at the time of conversion.~~

~~On March 8, 2005 the Board of Directors gave approval for the granting of 500,000 stock options to employees and consultants under the Corporation’s 2004 Incentive Equity Plan.  150,000 of these options were granted to consultants in respect of services provided during 2004, and the related expense, based on the fair value of the options, was accrued at December 31, 2004 (note 8(c)).  50,000 of the options were forfeited effective March 8, 2005 as a result of the termination of the related consulting agreement on November 30, 2004.  The remaining 350,000 options were granted to employees, and include the following provisions:  all of the options vested immediately upon issuance; 250,000 had an exercise price of $0.90; 100,000 had an exercise price of $0.50; the expiry dates for unexercised options range from March 31, 2009 to December 31, 2009.  All of the options granted under the Corporation’s 2004 Incentive Equity Plan contain a provision for early forfeiture in the event the holder ceases to be engaged by the Corporation prior to the stated expiry date.~~

~~On March 21, 2005, the Corporation’s Restated Articles of Incorporation were amended to increase the number of shares of common stock, par value $0.001 per share, authorized for issuance from 50,000,000 to 100,000,000, and to increase the number of shares of preferred stock, par value $0.001 per share, authorized for issuance from 5,000,000 to 7,000,000.~~

~~Item 8.  Changes In and Disagreements With Accountants on Accounting and Financial Disclosures.~~

~~There have been no changes in or disagreements with accountants with respect to accounting and/or financial statements.~~Item 8A.  Controls and Procedures.

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act.  This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

In connection with the audit of ~~the~~ our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness.  ~~These consist of inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting and disclosure matters and failure to perform timely and effective reviews~~In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system:  (1) a lack of segregation of duties and a lack of formal procedures relating to all areas of financial reporting, (2) the failure to timely record on our books one conversion of our 4% convertible debentures, (3) the lack of preparation of certain back up schedules and (4) the failure to sufficiently review financial statements and disclosures in this report prior to delivering a draft to our independent registered public accounting firm for review.  The independent registered public accounting firm indicated that they considered these deficiencies to be reportable conditions as that term is defined under standards established by the American Institute of Certified Public Accountants.  A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.  We considered these matters in connection with the period-end closing of accounts and preparation of the related consolidated financial statements and determined that no prior period financial statements were materially affected by such matters.  We believe that the material weakness began in 1999 and existed at the end of the period covered by this report.

Our size has prevented us from being able to employ sufficient resources at this time to enable us to have an adequate level of supervision and segregation of duties within our internal control system.  We will continue to monitor and assess the costs and benefits of additional staffing within the Company.  We have instituted additional procedures to help ensure that the failure to timely record the conversion of our 4% convertible debenture does not reoccur.  In addition, we have been searching for a part-time resource to assist with month end closing procedures including the preparation of back up schedules, but we have not yet hired anyone.  We have instituted procedures to substantially complete our review of financial statements and disclosures in reports prior to furnishing them to KPMG.  If we are unable to remediate the identified material weakness, there is a more than remote likelihood that a material misstatement to our SEC reports will not be prevented or detected, in which case investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to raise additional capital and our could also have an adverse effect on our stock price.

As required by the SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report.  This evaluation was performed under the supervision and with the participation of our management, including the President and Chief Executive Officer and Chief Financial Officer and Treasurer.  Based upon that evaluation, our President and Chief Executive Officer and Chief Financial Officer and Treasurer have concluded that our controls and procedures were not effective as of the end of the period covered by this Report due to inadequate supervision and segregation of duties.

~~Item 8B.  Other Information.~~

~~None.~~

~~PART III~~

~~Item 9.~~

~~Directors, Executive Officers, Promoters and Control Persons: Compliance with Section 16(a) of the Exchange Act.~~

~~The following table sets forth certain information concerning our directors and executive officers:~~

~~Name~~

~~Age~~

~~Position~~

~~Dr. AndrMaisonneuve~~

~~63~~

~~Director, Chairman, President and~~

~~Chief Executive Officer~~

~~André Maisonneuve has been a Director, Chairman, President, and Chief Executive Officer since January 2002, and in addition to these positions was Chief Financial Officer and Secretary from January 2002 until February 2004.  Prior to this, he was Director, Executive Vice President and Secretary from July 2001 until January 2002. He oversees key management and strategic decisions as well as marketing and sales activities, and interacts with major customers and suppliers to define the marketing and development strategies, focusing on customers’ requirements. He has over 30 years of experience in launching and managing information technology companies, both private and public. Prior to joining Validian in 1999, from 1998 to 1999, he was Executive Vice President with Chataqua Inc., a computer based learning company. From 1995 to 1998, he was Director General of CESAM, a multi media industry consortium. From 1990 to 1995, he was Chairman of ADGA Inc., a software developer for computer based learning. From 1987 to 1990, he was Chief Executive Officer of Telemus Electronics, a defense-electronics company selling core technology and products to the U.S. Navy and large defense contractors such as Lockheed Martin, Teledyne Technologies and Ericsson. From 1985 to 1987, he was an Executive Vice President at ACDS, where he was instrumental in implementing an international distribution network for a publicly held spatial-database company, where customers included EDS, Atlanta Gas and IBM. From 1970 to 1985, he founded and managed CEGIR, an international information-technology and management-consulting company with customers in 14 countries and links with the major international development banks.  He has a Ph.D. in Engineering and is a graduate of Harvard Graduate Business School.~~

~~Bruce I. Benn~~

~~51~~

~~Director,  Executive Vice President and~~

~~Secretary~~

~~Bruce Benn joined the Company in 1999 and has been a Director, Executive Vice President and Secretary since February 2004.  He oversees all aspects of corporate finance and has been principally responsible for arranging the $16 million of capital investment for the Company from 1999 to date. Since 1989, he is the President, Director and co-founder of Capital House, a boutique investment bank that has provided and /or arranged early and mid stage venture capital and hands-on managerial assistance to a portfolio of leading technology software companies. Mr. Benn was also a founder, Director and Officer of DevX Energy, Inc. from 1995 until October 2000. From 1980 to 1993, he was with Corporation House Ltd., where he was a Vice President and a Director from 1985 to 1993. He is an attorney and holds a Masters of Law degree from the University of London, England, a Baccalaureate of Laws from the University of Ottawa, Canada, and a Bachelor of Arts in Economics from Carleton University in Ottawa, Canada.~~

~~Ronald I. Benn~~

~~50~~

~~Director, Chief Financial Officer and~~

~~Treasurer~~

~~Ron Benn was appointed a Director, Chief Financial Officer and Treasurer of the Company in February 2004. He is a co-founder, Officer and Director of Capital House Corporation since 1989.  He was recently Chief Financial Officer of Coast Software Inc., a position he held from September 2000 to February 2004 and where he was directly involved in raising more than $7 million in capital. Since 1995, he also has been a Director of Telemus Electronics. From 1995 until 2000 he was Chief Financial Officer of DevX Energy, Inc., a publicly traded company on the NASDAQ exchange. He has 22 years' experience in senior finance positions, having begun his career in 1980 with Clarkson Gordon (now Ernst & Young) in the audit department. He holds a Chartered Accountant designation with the Institute of Chartered Accountants of Ontario (1982), and Bachelor of Commerce (Honours) degree from the University of Windsor, in Windsor, Canada and Bachelor of Science degree from Carleton University in Ottawa, Canada. Ron Benn is the brother of Bruce Benn.~~

~~Each of our officers serves a term of one year or until his successor is appointed.~~

~~Audit Committee Financial Expert~~

~~The SEC has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to public company audit committees. One of the rules adopted by the SEC requires a company to disclose whether it has an “audit committee financial expert” serving on its audit committee. Our board of directors has not yet established an audit committee and as a result provides the functions of an audit committee.  As such, our board has not yet appointed an audit committee financial expert.  We believe that our board of directors, taken as a whole, has the financial, accounting and other relevant education and experience necessary to qualify as an audit committee financial expert under Item 401(e) of Regulation S-B  At this time, our board of directors believes it would be desirable to have an audit committee, and for the audit committee to have an audit committee financial expert serving on the committee. While informal discussions as to potential candidates have occurred, at this time no formal search process has commenced.~~

~~Code of Ethics Policy~~

~~We have not yet adopted a code of ethics policy because we are a development stage company, in the early stages of operations. We intend to adopt a code of ethics policy in the future.~~

~~Compliance with Section 16(a) of The Securities Exchange Act of 1934~~

~~To our knowledge, based solely on a review of such materials as are required by the Securities and Exchange Commission, none of our officers, directors or beneficial holders of more than ten percent of our issued and outstanding shares of common stock failed to timely file with the Securities and Exchange Commission any form or report required to be so filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, during the year ended December 31, 2004.~~

~~Item 10.~~

~~Executive Compensation.~~

~~The following table shows all the cash compensation paid or to be paid by us or our subsidiaries, as well as certain other compensation paid or accrued, during the fiscal years indicated, to our chief executive officer No other executive officer serving at the end of the past fiscal year received total annual salary and bonus in excess of $100,000 during the past fiscal year in all capacities in which the person served.~~

~~Summary Compensation Table~~

~~Annual Compensation~~					~~Long Term Compensation~~
~~(a)~~	~~(b)~~	~~( c)~~	~~(d)~~	~~(e)~~	~~(f)~~	~~(g)~~	~~(h)~~	~~(i)~~
~~Name and Principal Position~~	~~Year~~	~~Salary ($)~~	~~Bonus ($)~~	~~Other Annual Compensa- tion ($)~~	~~Restricted Stock Award ($)~~	~~Securities Underlying Options/ SARs ($)~~	~~LTIP Payouts ($)~~	~~All Other Compensa- tion~~
~~Maisonneuve, André Director, Chairman, President and Chief Executive Officer *~~	~~2004 2003 2002~~ 	~~100,353 79,500 70,375~~	~~0 0~~	~~0 0~~	~~0 0~~	~~0 230,578 0~~	~~0 0~~	~~0 0~~

~~*   Became Director, Executive Vice President and Secretary in July, 2001.  In   addition, Mr. Maisonneuve served as Chairman, President, Chief Executive Officer, and Chief Financial Officer from January, 2002 to February, 2004.~~

~~There were no grants of options and Stock Appreciation Rights ("SAR") during the past fiscal year to the executive officer listed above.~~

~~The following table sets forth information with respect to the executive officer listed above, concerning exercise of options during the last fiscal year and unexercised options and SARs held as of the end of the fiscal year:~~

~~Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values~~

~~(a) Name~~	~~(b) Shares Acquired on Exercise (#)~~	~~(c) Value Realized ($)~~	~~(d) Number of Securities  Underlying Unexercised Options/SARs at  FY-End (#)  Exerciseable/ Unexercisable~~	~~(e) Value of Unexercised  In-The-Money Options/SARs at  FY-End ($) (1) Exercisable/ Unexercisable~~
~~Maisonneuve, André~~	~~0~~	~~0~~	~~1,005,000/0~~	~~$100,500/0~~

~~(1)  Calculated based on $0.43 per share of common stock, the closing bid price of our common stock on December 31, 2004.~~

~~Long-Term Incentive Plans – Awards In Last Fiscal Year~~

~~There were no awards under our long-term incentive plans during the last fiscal year to the executive officer listed above.~~

~~Directors are not compensated for acting in their capacity as directors.  Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.~~

~~In April, 2004, we entered into an employment agreement with Andre Maisonneuve, our chief executive officer.  Pursuant to the agreement, Mr. Maisonneuve receives a base salary of Cdn $135,000 per annum.  Annual performance bonuses may be paid at the discretion of management, and are subject to the achievement of pre-established performance criteria.  The term of the agreement continues indefinitely until terminated in accordance with the terms of the agreement.~~

~~The employment agreement provides that we may terminate the employment agreement for any reason upon providing Mr. Maisonneuve six months’ notice, or a payment in lieu of notice in an amount equal to six months of base salary plus unused vacation.  Any payments are deemed to be inclusive of all entitlements under the Ontario Employment Standards Act.  We may terminate the employment agreement at any time without notice, or payment in lieu of notice, for just cause.  In addition, Mr. Maisonneuve may terminate the employment agreement at any time upon providing six weeks’ notice.~~

~~Following a triggering event, Mr. Maisonneuve may, within 30 days after his actual knowledge of a change of control, consider himself terminated and be entitled to a payment of 12 months’ base salary.  A triggering event includes (1) any person becoming the beneficial owner of more than 50% of our voting shares; (2) any resolution being passed or any action or proceeding being taken with respect to the liquidation, dissolution or winding up of our company; or (3) our amalgamation, consolidation or merger with another corporation.~~

~~The agreement includes a noncompetition covenant pursuant to which for a period of one year from the effective date of termination of the employment agreement, howsoever caused, Mr. Maisonneuve may not (1) be directly or indirectly engaged in any company or firm who competes in the business of secure data transfer; (2) intentionally act in any manner that is detrimental to the relations between us and our dealers, distributors, VARs, IMRs, customers, employees or others; or (3) directly or indirectly solicit any of our customers, distributors, VARs, IMRs, or be connected with any person, firm or corporation soliciting or servicing any of our customers.~~

~~Item 11.  Security Ownership of Certain Beneficial Owners and Management and Related     Stockholder Matters.~~

~~The following table sets forth information as of March 11, 2005, with respect to any person known by us to own beneficially more than 5% of our common stock; common stock beneficially owned by each of our officers and directors named in Item 10; and the amount of common stock beneficially owned by our officers and directors as a group.~~

~~Approximate Percent~~

~~Name & Address of~~

  ~~Number of Shares~~

  ~~of Common Stock~~

  ~~Beneficial Owner~~

~~Beneficially Owned~~

~~Outstanding  (1)~~

~~Bruce Benn* (2) (6) (7)~~

~~3,080,000~~

~~10.0%~~

~~Waycross Corp.  (3)~~

~~3,400,000~~

~~11.2%~~

~~29 Rue des Deux Communes~~

~~1226 Thonex-Geneva~~

~~Switzerland~~

~~Valdosta Corp. (2)~~

~~3,400,000~~

~~11.2%~~

~~P.O. Box 30592~~

~~Cayside, 2nd Floor, Harbour Drive~~

~~Georgetown, Grand Cayman~~

~~Cayman Islands, BWI~~

~~Echo Technologies S.A. (4)~~

~~2,183,788~~

~~6.8%~~

~~Rte. de St. Cergue~~

~~297-1260 Nyon-Switzerland~~

~~Henrik Olsen*(4)~~

~~2,183,788~~

~~6.8%~~

~~André Maisonneuve* (5)~~

~~1,662,500~~

~~5.4%~~

~~Ron Benn* (6)~~

~~575,500~~

~~1.8%~~

~~All Executive Officers and Directors~~

 ~~As a Group~~

~~8,506,788 (7)~~

~~25.6%~~

~~__________________________________________________________________________________________________________~~

~~*Executive Officer and/or a Director.~~

~~(1)~~

~~Based upon 31,434,537 shares of common stock issued and outstanding as of March 11, 2005 and includes for each person the shares issuable upon exercise of the options and warrants owned by them.~~

~~(2)~~

~~Valdosta Corp. is a portfolio management corporation incorporated under the laws of the Cayman Islands. Bruce Benn has a beneficial interest in 2,650,000 of the shares owned of record by Valdosta Corporation. Accordingly, 2,650,000 shares of the 3,400,000 shares owned of record by Valdosta Corporation have been included as beneficially owned by him.~~

~~(3)~~

~~Waycross Corp. is a portfolio management corporation incorporated under the laws of the Cayman Islands.~~

~~(4)~~

~~Echo Technologies S.A. is a technology company incorporated under the laws of Switzerland. Includes 548,788 shares of common stock and 1,635,000 shares of common stock issuable upon exercise of warrants owned by Echo Technologies S.A. Henrik Olsen has a beneficial interest in a portion of the shares of Echo Technologies S.A. Accordingly, the 548,788 shares and 1,635,000 warrants owned of record by Echo technologies S.A. have been included as beneficially owned by him.~~

~~(5)~~

~~Includes 1,525,000 shares of common stock issuable to André Maisonneuve upon exercise of the options and warrants owned by him.~~

 ~~(6)~~

~~Capital House Corporation is incorporated under the laws of Canada. Includes 400,000 shares of common stock issuable to Capital House Corporation upon exercise of the warrants owned by it. Bruce Benn and Ron Benn each has a beneficial interest in the shares of Capital House Corporation, and in 100,000 warrants owned of record by Capital House Corporation. Accordingly 100,000 warrants owned of record by Capital House Corporation have been included as beneficially owned by each of them.  Bruce Benn and Ron Benn are brothers.~~

No change in our internal control over financial reporting occurred during the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

~~(7)~~

~~Includes (a) 2,650,000 shares owned of record by Valdosta Corporation, (b) 100,000 shares of common stock issuable pursuant to warrants held of record by Capital House Corporation, and (c) 300,000 shares issuable upon exercise of warrants held directly by Bruce Benn.  See footnotes (2) and (6).~~

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the small business issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALIDIAN CORPORATION

By:

/s/   André Maisonneuve

Bruce Benn

President, and Chief Executive Officer

Dated: August __, 2005.

OMB APPROVAL
OMB Number: 3235-0416 Expires: January 31, 2007 Estimated average burden hours per response 135.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________

FORM 10-QSB/A

(Amendment No. 1)

________

[x]

QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED March 31, 2005

[  ]

TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT

Commission File No. 000-28423

VALIDIAN CORPORATION

 (Exact name of small business issuer as specified in its charter)

              NEVADA

       58-2541997

(State or other jurisdiction of

(I.R.S. Employer

incorporation or organization)

    Identification No.)

30 Metcalfe Street, Ottawa, Ontario, Canada  K1P 5L4

(Address of principal executive offices)

Issuer’s telephone number:  613-230-7211

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ]  No [   ]

31,434,537 Shares of the issuer’s Common Stock were outstanding as of May 12, 2005

Transitional Small Business Disclosure Format: Yes [   ]  No [ X ]

SEC 2334 (10-04)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Explanatory Note

~~The cost to implement appropriate controls and procedures to ensure compliance with Section 404 of the Act is included in our budget for 2005.~~

This Amendment No. 1 on Form 10-Q/A amends Part II, Item 3 – “Controls and Procedures” of the Quarterly Report on Form 10-QSB filed by Validian Corporation on May 20, 2005.

ITEM 3.   CONTROLS AND PROCEDURES

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act.  This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness.  ~~These consist of inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting and disclosure matters and failure to perform timely and effective reviews~~In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system:  (1) a lack of segregation of duties and a lack of formal procedures relating to all areas of financial reporting, (2) the failure to timely record on our books one conversion of our 4% convertible debentures, (3) the lack of preparation of certain back up schedules and (4) the failure to sufficiently review financial statements and disclosures in this report prior to delivering a draft to our independent registered public accounting firm for review.  The independent registered public accounting firm indicated that they considered these deficiencies to be reportable conditions as that term is defined under standards established by the American Institute of Certified Public Accountants.  A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.  We considered these matters in connection with the period-end closing of accounts and preparation of the related consolidated financial statements and determined that no prior period financial statements were materially affected by such matters.  We believe that the material weakness began in 1999 and existed at the end of the period covered by this report.

Our size has prevented us from being able to employ sufficient resources at this time to enable us to have an adequate level of supervision and segregation of duties within our internal control system.  We will continue to monitor and assess the costs and benefits of additional staffing within the Company.  We have instituted additional procedures to help ensure that the failure to timely record the conversion of our 4% convertible debenture does not reoccur.  In addition, we have been searching for a part-time resource to assist with month end closing procedures, including the preparation of back up schedules, but we have not yet hired anyone.  We have instituted procedures to substantially complete our review of financial statements and disclosures in reports prior to furnishing them to KPMG.  If we are unable to remediate the identified material weakness, there is a more than remote likelihood that a material misstatement to our SEC reports will not be prevented or detected, in which case investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to raise additional capital and our could also have an adverse effect on our stock price.

As required by the SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Report.  This evaluation was performed under the supervision and with the participation of our management, including the President and Chief Executive Officer and Chief Financial Officer and Treasurer.  Based upon that evaluation, our President and Chief Executive Officer and Chief Financial Officer and Treasurer have concluded that our controls and procedures were not effective as of the end of the period covered by this Report due to inadequate supervision and segregation of duties.

~~PART II – OTHER INFORMATION~~

~~ITEM 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS~~

~~During the three months ended March 31, 2005, pursuant to Section 3(a)(9) of the Securities Act, the Company issued an aggregate of 999,384 shares of its common stock to holders of its 4% senior subordinated debentures in connection with the conversion of $499,692 of debenture principal and interest.~~

~~During the three months ended March 31, 2005, pursuant to Section 4(2) of the Securities Act, the Company granted options to purchase 500,000 shares of common stock to employees and non-employees in consideration of services rendered and as an incentive to become engaged in full-time employment with the Company.  All of these options vested immediately; other details are as follows:~~

~~# of options~~	~~Exercise price~~	~~Date of expiry~~
~~50,000~~	~~$0.50~~	~~March 31, 2009~~
~~50,000~~	~~0.95~~	~~March 31, 2009~~
~~25,000~~	~~0.50~~	~~April 30, 2009~~
~~25,000~~	~~0.90~~	~~April 30, 2009~~
~~25,000~~	~~0.95~~	~~April 30, 2009~~
~~25,000~~	~~0.50~~	~~May 31, 2009~~
~~50,000~~	~~0.90~~	~~May 31, 2009~~
~~250,000~~	~~0.90~~	~~December 31, 2009~~
~~500,000~~

~~ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS~~

No change in our internal control over financial reporting occurred during the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

~~The Company hereby incorporates by reference the disclosure included in "Item 4. Submission of Matters to a Vote of Security Holders" in its Form 10-KSB/A for the year ended December 31, 2005.~~

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the small business issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALIDIAN CORPORATION

By:

/s/   Bruce Benn

Bruce Benn

President and Chief Executive Officer

~~(principal executive officer)~~

Dated: ~~May 19,~~August ___, 2005

~~By:   /s/   Ronald Benn~~

~~Ronald Benn~~

~~Chief Financial Officer and Treasurer~~

~~(principal financial officer)~~

~~Dated:  May 19, 2005~~

As filed with the Securities and Exchange Commission on August____ , 2005

Registration No.  333-114303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

AMENDMENT NO. 2

to

Form SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

––––––––––––––––

Validian Corporation

(Name of small business issuer as specified in its charter)

Nevada	7372	58-2541997
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

30 Metcalfe Street, Suite 620
Ottawa, Ontario, Canada K1P 5L4
(613) 230-7211
(Address and telephone number of principal executive offices)

––––––––––––––––

Copies of communications to:

Bruce Benn	William L. Boeing, Esq.
President and Chief Executive Officer	Haynes and Boone, LLP
30 Metcalfe Street, Suite 620	2505 N. Plano Road, Suite 4000
Ottawa, Ontario, Canada K1P 5L4	Richardson, Texas 75082
(613) 230-7211	(972) 680-7550
Telecopy: (613) 230-6055	Telecopy: (972) 680-7551
(Name, address and telephone number of agent for service)

––––––––––––––––

Approximate date of proposed sale to public: From time to time after the effectiveness of this registration statement, as determined by the selling stockholder.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  ___________________________

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities  Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities  Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated August   ___, 2005

PROSPECTUS

10,591,250 Shares

VALIDIAN CORPORATION

Common Stock

This prospectus covers the resale of a total of 10,591,250 shares of our common stock being offered by the selling stockholders.  Of the shares covered by this prospectus, up to 6,500,000 shares are issuable to the selling stockholders upon the conversion of convertible debentures and up to 4,091,250 shares are issuable upon exercise of warrants issued to the selling stockholders.  As of June 30, 2005, we have issued an aggregate of 3,640,805 shares of common stock upon the conversion of the convertible debentures and interest thereon.  None of the warrants issued to the selling stockholders have been exercised to date.  We will not receive any proceeds from sales of shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board, under the symbol “VLDI”.  There is currently only a limited trading market in our common stock, and we do not know whether an active trading market will develop.  On August 8 , 2005, the last reported sale price for the common stock was $0. 54 per share.

We concurrently registered the resale of up to 10,579,999 shares of our common stock by certain stockholders pursuant to a separate prospectus contained in a Registration Statement on Form SB-2, as amended (Registration No. 333-114289).  This prospectus relates only to the resale of common stock by the selling stockholders named in this prospectus.

_________________________________

Investing in our common stock involves a high degree of risk.

See the section entitled “Risk Factors,” beginning on page 6.

_________________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus in not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

_________________________________

The date of this prospectus is August ___, 2005.

table of contents, page numbers to be updated

the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time.  Nevertheless, the possibility that substantial amounts of our common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

We do not intend to pay dividends in the near future.

Our board of directors determines whether to pay dividends on our issued and outstanding shares.  The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors.  Our board does not intend to declare any dividends on our shares for the foreseeable future.

Our common stock may be deemed to be a "penny stock."  As a result, trading of our shares may be subject to special requirements that could impede our stockholders' ability to resell their shares.

Our common stock may be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission.  Penny stocks include stocks:

•

that are not traded on a national securities exchange that has been continuously registered since April 20, 1992 and has maintained quantitative initial and continued listing standards that are substantially similar to or stricter than the listing standards in place at January 8, 2004;

that are not traded on a national securities exchange, a “junior tier” of an exchange or an automated quotation system sponsored by a registered national securities association that has established initial listing standards that meet or exceed specified criteria and maintains similar quantitative continued listing standards; or

•

of issuers with net tangible assets less than:

o

$2,000,000 if the issuer has been in continuous operation for at least three years; or

o

$5,000,000 if in continuous operation for less than three years, or

o

of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks not less than two business days before a transaction is effected and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.  Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker-dealer:

•

to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

•

to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

•

to provide , not less than two business days before a transaction is effected, the investor with a written statement setting forth the basis on which the broker-dealer made the determination in the second bullet above; and

•

to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them.

page 23 &24

Our current executive officers, directors and major stockholders own a significant percentage of our voting stock. As a result, they exercise significant control over our business affairs and policy.

As of June 30, 2005, our current executive officers, directors and holders of 5% or more of our outstanding common stock together beneficially owned approximately 44% of the outstanding common stock if they exercised all of the options and warrants held by them.  These stockholders are able to significantly influence all matters requiring approval by stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Our restated articles of incorporation contain provisions that could discourage an acquisition or change of control of our company.

Our restated articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval.  Provisions of our certificate of incorporation, such as the provision allowing our board of directors to issue preferred stock with rights more favorable than our common stock, could make it more difficult for a third party to acquire control of us, even if that change of control might benefit our stockholders.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud.  We periodically assess our system of internal controls to review their effectiveness and identify potential areas of improvement.  These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary.  Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention.  Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. A consequence of these and other inherent limitations of control systems is that there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.  If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information, and our image and operating results could be could be harmed, which could have a negative effect on the trading price of our common stock.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness.   In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system:  (1) a lack of segregation of duties and a lack of formal procedures relating to all areas of financial reporting, (2) the failure to timely record on our books one conversion of our 4% convertible debentures, (3) the lack of preparation of certain back up schedules, and (4) the failure to sufficiently review financial statements and disclosures in this report prior to delivering a draft to our independent registered public accounting firm for review.  Because of the size and resources of our company, we may not be able to remediate in the foreseeable future all of the deficiencies identified.  If we are unable to remediate the identified material weakness, there is a more than remote likelihood that a material misstatement to our SEC reports will not be prevented or detected, in which case investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to raise additional capital and could also have an adverse effect on our stock price.

We may have difficulty implementing in a timely manner the internal controls procedures necessary to allow our management to report on the effectiveness of our internal controls, and we may incur substantial costs in order to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 has introduced many new requirements applicable to us regarding corporate governance and financial reporting.  Among many other requirements is the requirement under Section 404 of the Act for management to report on our internal controls over financial reporting and for our registered public accountant to attest to this report.  We are required to comply with Section 404 effective the fiscal year ending December 31, 2006.  Although our management has begun the necessary processes and procedures for issuing its report on our internal controls, we cannot be certain that we will be successful in complying with Section 404.  We expect to devote substantial time and incur costs during fiscal 2005 and fiscal 2006 to implement appropriate controls and procedures to ensure compliance.  If we are not able to timely comply with the requirements set forth in Section 404, we might be subject to sanctions or investigations by regulatory authorities.  Any such action could adversely affect our business and financial results.

 PRICE RANGE OF COMMON STOCK

The principal U.S. market in which our common stock, all of which are of one class, $.001 par value per share, is traded is in the over-the-counter market.  Our stock is quoted on the OTC Bulletin Board under the symbol “VLDI”.

The following table sets forth the range of high and low bid quotes of our common stock per quarter for the past two fiscal years as reported by the OTC Bulletin Board.  These quotes reflect inter-dealer prices without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

MARKET PRICE OF COMMON STOCK

	BID
Quarter Ending	High	Low
2003
January 1 to March 31	$0.27	$0.07
April 1 to June 30	1.02	0.09
July 1 to September 30	1.00	0.38
October 1 to December 31	1.12	0.80
2004
January 1 to March 31	1.47	0.85
April 1 to June 30	1.35	0.57
July 1 to September 30	0.60	0.33
October 1 to December 31	0.55	0.33
2005
January 1 to March 31	0.78	0.39
April 1 to June 30	0.70	0.40
July 1 to August 8	0.56	0.50

On August 8 , 2005, the closing price of our common stock was $0. 54 per share.

There were approximately 183 holders of record of our common stock as of June 10, 2005, inclusive of those brokerage firms and/or clearing houses holding our securities for their clientele, with each such brokerage house and/or clearing house being considered as one holder.  The aggregate number of shares of common stock outstanding as of June 10, 2005 was 31,593,019 shares.

We have not paid or declared any dividends upon our common stock since inception and, by reason of our present financial status and our contemplated financial requirements, we do not contemplate or anticipate paying any dividends in the foreseeable future (see “Risk Factors”).

Liquidity and Capital Resources

General:  Since inception, we have funded our operations from private placements of debt and equity securities.  In addition, until September 1999 we derived revenues from consulting contracts with affiliated parties, the proceeds of which were used to fund operations.  Until such time as we are able to generate adequate revenues from the licensing of our software applications, we cannot assure that cash from the issuance of debt securities, the exercise of existing warrants and options, and the placements of additional equity securities will be sufficient to fund our long-term research and development and selling, general and administrative expenses.

We have had no commercial revenues to date, nor do we expect to generate commercial revenues during the three months ending June 30, 2005.  We anticipate commercial revenues commencing during the third quarter of 2005, however we cannot be assured that this will be the case.  Our initial revenues are expected to come from pilot projects which demonstrate the benefits of our software applications.  We did not hire additional personnel during the three months ended March 31, 2005.  During the period from April 1 to June 30, 2005, we added one employee, and had two employees resign.  We do not expect to add any additional personnel during the next 6 months.  We have not made any material commitments for capital equipment expenditures during the next 12 months.

We have sufficient cash reserves, based on our current level of expenditures, to fund operations until the middle of the fourth quarter of 2005.   We are currently pursuing alternatives regarding the raising of additional capital to fund operations.   In the event that we are not successful in raising sufficient additional capital by approximately the end of the third quarter of 2005, we will have to severely reduce all of our expenditures.  This may result in significant delays in, or possibly precluding, the generation of sufficient revenues from the licensing of our products to generate positive cash flows from operations.

Sources of capital:  In August 1999 we made a transition in business strategies.  Prior to August 1999 we provided consulting services in addition to developing our core technology.  Since then, we have directed all of our efforts to the development, and sales and marketing of, our software applications.  Our principal sources of capital for funding our business activities subsequent to August 1999 have been the private placements of debt and equity securities.

During the three months ended March 31, 2005, we granted 150,000 stock options to consultants for services rendered during 2004, for which expenses totaling $54,965, representing the fair value of the options, were recognized during 2004.  The granting of these options in 2005 resulted in the elimination of $54,965 in accrued liabilities.

During the year ended December 31, 2004, we issued 4% convertible debentures and 980,000 Series H warrants, for gross proceeds of $1,400,000, and we completed a private placement of 6,666,666 common shares and 3,333,333 Series I warrants for gross proceeds of $6,000,000, in order to fund current and future operations.  Also during the year ended December 31, 2004, we issued 70,000 shares of our common stock, valued at $72,800 (average of $1.04 per common share) to an unrelated company in consideration for consulting and financial services rendered.  A total of 104,000 Series F warrants were exercised for gross proceeds of $52,000 during the year ended December 31, 2004.  These funds were used to cancel an account payable owing to the holder of the exercised warrants.  We have not entered into any off-balance sheet arrangements which would have provided us with a source of capital.

Uses of capital:  Since August 1999 we have directed our efforts towards the development and marketing of our software applications.  In May 2000, we started to actively market our software applications.We commenced our current marketing program during the third quarter of 2002, and have

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Ottawa, Ontario, Canada, on this 10th day of August , 2005.

VALIDIAN CORPORATION

By:

/s/ Bruce I. Benn

Bruce Benn, President and Chief Executive

Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Bruce I. Benn Bruce I. Benn	President, Chief Executive Officer, Executive Vice President, Secretary and Director (Principal Executive Officer)	August 10 , 2005

/s/ Ronald I. Benn Ronald I. Benn	Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	August 10 , 2005

/s/ André Maisonneuve Dr. André Maisonneuve	Chairman of the Board of Directors and Vice President-Strategic Marketing	August 10 , 2005

As filed with the Securities and Exchange Commission on August ____ , 2005

Registration No.  333-114289

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

AMENDMENT NO. 2

to

Form SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

––––––––––––––––

Validian Corporation

(Name of small business issuer as specified in its charter)

Nevada	7372	58-2541997
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

30 Metcalfe Street, Suite 620
Ottawa, Ontario, Canada K1P 5L4
(613) 230-7211
(Address and telephone number of principal executive offices)

––––––––––––––––

Copies of communications to:

Bruce Benn	William L. Boeing, Esq.
President and Chief Executive Officer	Haynes and Boone, LLP
30 Metcalfe Street, Suite 620	2505 N. Plano Road, Suite 4000
Ottawa, Ontario, Canada K1P 5L4	Richardson, Texas 75082
(613) 230-7211	(972) 680-7550
Telecopy: (613) 230-6055	Telecopy: (972) 680-7551
(Name, address and telephone number of agent for service)

––––––––––––––––

Approximate date of proposed sale to public: From time to time after the effectiveness of this registration statement, as determined by the selling stockholder.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  ___________________________

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities  Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities  Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated August_____ , 2005

PROSPECTUS

10,579,999 Shares

VALIDIAN CORPORATION

Common Stock

This prospectus covers the resale of a total of 10,579,999 shares of our common stock being offered by the selling stockholders.  Of the shares covered by this prospectus, up to 6,666,666 shares have been issued and 3,913,333 shares are issuable upon exercise of warrants issued to the selling stockholders.  We will not receive any proceeds from sales of shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board, under the symbol “VLDI”.  There is currently only a limited trading market in our common stock, and we do not know whether an active trading market will develop.  On August 8 , 2005, the last reported sale price for the common stock was $0. 54 per share.

We concurrently registered the resale of up to 10,591,250 shares of our common stock by certain stockholders pursuant to a separate prospectus contained in a Registration Statement on Form SB-2, as amended (Registration No. 333-114303).  This prospectus relates only to the resale of common stock by the selling stockholders named in this prospectus.

_________________________________

Investing in our common stock involves a high degree of risk.

See the section entitled “Risk Factors,” beginning on page 6.

_________________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus in not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

_________________________________

The date of this prospectus is August ____ , 2005._________________________________

table of contents page numbers to be updated

on the market prices prevailing from time to time.  Nevertheless, the possibility that substantial amounts of our common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

We do not intend to pay dividends in the near future.

Our board of directors determines whether to pay dividends on our issued and outstanding shares.  The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors.  Our board does not intend to declare any dividends on our shares for the foreseeable future.

Our common stock may be deemed to be a "penny stock."  As a result, trading of our shares may be subject to special requirements that could impede our stockholders' ability to resell their shares.

Our common stock may be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission.  Penny stocks include stocks:

•

that are not traded on a national securities exchange that has been continuously registered since April 20, 1992 and has maintained quantitative initial and continued listing standards that are substantially similar to or stricter than the listing standards in place at January 8, 2004;

that are not traded on a national securities exchange, a “junior tier” of an exchange or an automated quotation system sponsored by a registered national securities association that has established initial listing standards that meet or exceed specified criteria and maintains similar quantitative continued listing standards; or

•

of issuers with net tangible assets less than:

o

$2,000,000 if the issuer has been in continuous operation for at least three years; or

o

$5,000,000 if in continuous operation for less than three years, or

o

of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks not less than two business days before a transaction is effected and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.  Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker-dealer:

•

to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

•

to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

•

to provide , not less than two business days before a transaction is effected, the investor with a written statement setting forth the basis on which the broker-dealer made the determination in the second bullet above; and

•

to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them.

Our current executive officers, directors and major stockholders own a significant percentage of our voting stock. As a result, they exercise significant control over our business affairs and policy.

As of June 30, 2005, our current executive officers, directors and holders of 5% or more of our outstanding common stock together beneficially owned approximately 44% of the outstanding common stock if they exercised all of the options and warrants held by them.  These stockholders are able to significantly influence all matters requiring approval by stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Our restated articles of incorporation contain provisions that could discourage an acquisition or change of control of our company.

Our restated articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval.  Provisions of our certificate of incorporation, such as the provision allowing our board of directors to issue preferred stock with rights more favorable than our common stock, could make it more difficult for a third party to acquire control of us, even if that change of control might benefit our stockholders.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business.

Effective internal controls are necessary for us to provide reliable financial reports and to detect and prevent fraud.  We periodically assess our system of internal controls to review their effectiveness and identify potential areas of improvement.  These assessments may conclude that enhancements, modifications or changes to our system of internal controls are necessary.  Performing assessments of internal controls, implementing necessary changes, and maintaining an effective internal controls process is expensive and requires considerable management attention.  Internal control systems are designed in part upon assumptions about the likelihood of future events, and all such systems, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. A consequence of these and other inherent limitations of control systems is that there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.  If we fail to implement and maintain an effective system of internal controls or prevent fraud, we could suffer losses, could be subject to costly litigation, investors could lose confidence in our reported financial information, and our image and operating results could be could be harmed, which could have a negative effect on the trading price of our common stock.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, our independent registered public accounting firm advised the Board of Directors and management of certain significant internal control deficiencies that they considered to be, in the aggregate, a material weakness.   In particular, our independent registered public accounting firm identified the following weaknesses in our internal control system:  (1) a lack of segregation of duties and a lack of formal procedures relating to all areas of financial reporting, (2) the failure to timely record on our books one conversion of our 4% convertible debentures, (3) the lack of preparation of certain back up schedules, and (4) the failure to sufficiently review financial statements and disclosures in this report prior to delivering a draft to our independent registered public accounting firm for review.  Because of the size and resources of our company, we may not be able to remediate in the foreseeable future all of the page35

deficiencies identified.  If we are unable to remediate the identified material weakness, there is a more than remote likelihood that a material misstatement to our SEC reports will not be prevented or detected, in which case investors could lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our ability to raise additional capital and could also have an adverse effect on our stock price.

We may have difficulty implementing in a timely manner the internal controls procedures necessary to allow our management to report on the effectiveness of our internal controls, and we may incur substantial costs in order to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 has introduced many new requirements applicable to us regarding corporate governance and financial reporting.  Among many other requirements is the requirement under Section 404 of the Act for management to report on our internal controls over financial reporting and for our registered public accountant to attest to this report.  We are required to comply with Section 404 effective the fiscal year ending December 31, 2006.  Although our management has begun the necessary processes and procedures for issuing its report on our internal controls, we cannot be certain that we will be successful in complying with Section 404.  We expect to devote substantial time and incur costs during fiscal 2005 and fiscal 2006 to implement appropriate controls and procedures to ensure compliance.  If we are not able to timely comply with the requirements set forth in Section 404, we might be subject to sanctions or investigations by regulatory authorities.  Any such action could adversely affect our business and financial results.

 PRICE RANGE OF COMMON STOCK

The principal U.S. market in which our common stock, all of which are of one class, $.001 par value per share, is traded is in the over-the-counter market.  Our stock is quoted on the OTC Bulletin Board under the symbol “VLDI”.

The following table sets forth the range of high and low bid quotes of our common stock per quarter for the past two fiscal years as reported by the OTC Bulletin Board.  These quotes reflect inter-dealer prices without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

MARKET PRICE OF COMMON STOCK

	BID
Quarter Ending	High	Low
2003
January 1 to March 31	$0.27	$0.07
April 1 to June 30	1.02	0.09
July 1 to September 30	1.00	0.38
October 1 to December 31	1.12	0.80
2004
January 1 to March 31	1.47	0.85
April 1 to June 30	1.35	0.57
July 1 to September 30	0.60	0.33
October 1 to December 31	0.55	0.33
2005
January 1 to March 31	0.78	0.39
April 1 to June 30	0.70	0.40
July 1 to August 8	0.56	0.50

On August 8 , 2005, the closing price of our common stock was $0. 54 per share.

There were approximately 183 holders of record of our common stock as of June 10, 2005, inclusive of those brokerage firms and/or clearing houses holding our securities for their clientele, with each such brokerage house and/or clearing house being considered as one holder.  The aggregate number of shares of common stock outstanding as of June 10, 2005 was 31,593,019 shares.

We have not paid or declared any dividends upon our common stock since inception and, by reason of our present financial status and our contemplated financial requirements, we do not contemplate or anticipate paying any dividends in the foreseeable future (see “Risk Factors”).

Liquidity and Capital Resources

General:  Since inception, we have funded our operations from private placements of debt and equity securities.  In addition, until September 1999 we derived revenues from consulting contracts with affiliated parties, the proceeds of which were used to fund operations.  Until such time as we are able to generate adequate revenues from the licensing of our software applications, we cannot assure that cash from the issuance of debt securities, the exercise of existing warrants and options, and the placements of additional equity securities will be sufficient to fund our long-term research and development and selling, general and administrative expenses.

We have had no commercial revenues to date, nor do we expect to generate commercial revenues during the three months ending June 30, 2005.  We anticipate commercial revenues commencing during the third quarter of 2005, however we cannot be assured that this will be the case.  Our initial revenues are expected to come from pilot projects which demonstrate the benefits of our software applications.  We did not hire additional personnel during the three months ended March 31, 2005.  During the period from April 1 to June 30, 2005, we added one employee, and had two employees resign.  We do not expect to add any additional personnel during the next 6 months.  We have not made any material commitments for capital equipment expenditures during the next 12 months.

We have sufficient cash reserves, based on our current level of expenditures, to fund operations until the middle of the fourth quarter of 2005.   We are currently pursuing alternatives regarding the raising of additional capital to fund operations.   In the event that we are not successful in raising sufficient additional capital by approximately the end of the third quarter of 2005, we will have to severely reduce all of our expenditures.  This may result in significant delays in, or possibly precluding, the generation of sufficient revenues from the licensing of our products to generate positive cash flows from operations.

Sources of capital:  In August 1999 we made a transition in business strategies.  Prior to August 1999 we provided consulting services in addition to developing our core technology.  Since then, we have directed all of our efforts to the development, and sales and marketing of, our software applications.  Our principal sources of capital for funding our business activities subsequent to August 1999 have been the private placements of debt and equity securities.

During the three months ended March 31, 2005, we granted 150,000 stock options to consultants for services rendered during 2004, for which expenses totaling $54,965, representing the fair value of the options, were recognized during 2004.  The granting of these options in 2005 resulted in the elimination of $54,965 in accrued liabilities.

During the year ended December 31, 2004, we issued 4% convertible debentures and 980,000 Series H warrants, for gross proceeds of $1,400,000, and we completed a private placement of 6,666,666 common shares and 3,333,333 Series I warrants for gross proceeds of $6,000,000, in order to fund current and future operations.  Also during the year ended December 31, 2004, we issued 70,000 shares of our common stock, valued at $72,800 (average of $1.04 per common share) to an unrelated company in consideration for consulting and financial services rendered.  A total of 104,000 Series F warrants were exercised for gross proceeds of $52,000 during the year ended December 31, 2004.  These funds were used to cancel an account payable owing to the holder of the exercised warrants.  We have not entered into any off-balance sheet arrangements which would have provided us with a source of capital.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Ottawa, Ontario, Canada, on this 10th day of August , 2005.

VALIDIAN CORPORATION

By:

/s/ Bruce I. Benn

Bruce Benn, President and Chief Executive

Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ Bruce I. Benn Bruce I. Benn	President, Chief Executive Officer, Executive Vice President, Secretary and Director (Principal Executive Officer)	August 10 , 2005

/s/ Ronald I. Benn Ronald I. Benn	Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)	August 10 , 2005

/s/ André Maisonneuve Dr. André Maisonneuve	Chairman of the Board of Directors and Vice President-Strategic Marketing	August 10 , 2005